Joel Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

March 12, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 13, 2020

File No. 333-235805

Dear Ms. Bagley:

On behalf of our client, DEAC NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 3, 2020, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed via EDGAR on February 13, 2020 (the “Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed February 13, 2020

Unsuitable Persons, page 35

1.	We note your revised disclosure in response to our prior comment 3. Your disclosure states that all Stockholder Parties have agreed and acknowledged the application of the provisions concerning unsuitability that are contained in your proposed charter. Please explain whether these provisions apply only to the Stockholder Parties, or if they apply to all holders of New DraftKings common stock. To the extent they apply to all holders, please state whether the holder is agreeing to the relevant provisions in your proposed charter by voting to approve the Business Combination Proposal and the relevant Advisory Charter Proposal I. Please include similar disclosure on page 141 where you discuss the relevant proposal. We also note your revised disclosure on page 207 where you state that gaming authorities have the right to investigate "certain individuals or entities" to determine suitability. Please disclose the particular entities or individuals that could be subject to such investigation.

U.S. Securities and Exchange Commission March 12, 2020 Page 2

Response: The Company has revised the applicable disclosure in Amendment No. 2 to address the Staff’s comment.

"DraftKings primarily relies, and we will rely, on Amazon Web Services . . .", page 54

2.	We note your response to comment 5, and your statements that "[alternative] providers could host DraftKings’ platform on a substantially similar basis to AWS," and that "transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and DraftKings may incur significant one-time costs." In order to provide investors context as to the importance of this contract to your business, please disclose these statements in your filing.

Response: The Company has revised the disclosure on page 52 of Amendment No. 2 to address the Staff’s comment.

"New DraftKings' amended and restated articles . . .", page 86

3.	We note your response to our prior comment 30. We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. It appears that your exclusive forum provision applies to Securities Act claims. If so, please revise your risk factor to state that there is uncertainty as to whether a court would enforce such a provision.

Response: The Company has revised the disclosure on page 85 of Amendment No. 2 to address the Staff’s comment.

Background of the Business Combination, page 98

4.	We note your response to comment 10, and your amended disclosure throughout this section, but your amended disclosure is not completely responsive to our comment. Where you describe that certain terms, such as the "super voting" or earnout shares, were being negotiated by the parties, please provide more detail as to each party’s position on such issues and how you reached agreement on the final terms. For example, you disclose on page 100 that "[t]he term sheet noted that the parties were discussing the potential to issue a separate class of 'super-voting' shares as part of the consideration payable in the transaction." Please provide more detail about these discussions, and how the parties reached an agreement on final terms. Do the same for other negotiated terms, including the inclusion of earnout shares, the determination of the amount of the Minimum Proceeds Condition and the related private placement, and the decision to cash out certain DraftKings stockholders, as applicable.

Response: The Company has revised the disclosure on pages 97 to 100 of Amendment No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission March 12, 2020 Page 3

5.	We note your response to comment 11, and your amended disclosure on pages 98 through 100 of your filing, but we were unable to find disclosure responsive to our comment. In this regard, please discuss negotiations regarding the proposed valuation of the transaction, including how you ended up with the valuations used in determining the consideration payable to DK Equityholders and SBT Equityholders. For example, please explain how the parties determined that the consideration be based on valuations of $2,055,241,409 and €407,211,831, and how that valuation amount was determined.

Response: The Company has revised the disclosure on pages 98 and 99 of Amendment No. 2 to address the Staff’s comment.

6.	We note your response to comment 12, and your amended disclosure that "[d]iscussions with the third potential target did not progress to detailed negotiations because we ultimately determined that the target business would not be as attractive to DEAC and its stockholders as a business combination with DraftKings and SBT." Please briefly describe why this business was not as attractive to DEAC and its stockholders as a business combination with DraftKings and SBT.

Response: The Company has revised the disclosure on page 97 of Amendment No. 2 to address the Staff’s comment.

The Private Placement, page 98

7.	We note your disclosure that: “[i]n order to satisfy the Minimum Proceeds Condition, DEAC entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, DEAC agreed to issue and sell in private placements an aggregate of 30,471,352 shares of DEAC Class A common stock to the PIPE Investors for $10.00 per share, plus the issuance by DEAC to the PIPE Investors of an aggregate of 3.0 million warrants to purchase shares of DEAC common stock, which warrants are identical to our public warrants.” Please tell us why you are registering these private placement shares on this registration statement. In this regard, it appears from your disclosure on page 98 and the subscription agreement contained in Annex C that investors in the private placement have been offered shares of New DraftKings, and agreed to pay for and take delivery of shares of New DraftKings.

Response: The Company respectfully notes that it is not registering the shares of DEAC Class A common stock that are to be issued to the PIPE Investors in a private placement. The Subscription Agreements with the PIPE Investors provide that the closing of the sale of the DEAC Class A common stock to the PIPE Investors will occur prior to the consummation of the Business Combination. Following the closing of the private placement and pursuant to the merger agreement entered into between DEAC and its wholly owned subsidiary, DEAC NV Merger Corp. (the “DEAC NV Merger Agreement”), DEAC will merge with and into DEAC NV Merger Corp. (which will change its name to “DraftKings Inc.” at the closing and is referred to herein as “New DraftKings”), with New DraftKings surviving the merger. Accordingly, the Company is registering in the registration statement on Form S-4 the shares of New DraftKings Class A common stock that will be issued pursuant to the DEAC NV Merger Agreement in exchange for all of the issued and outstanding shares of DEAC Class A common stock immediately prior to such merger, including the shares of DEAC Class A common stock issued to the PIPE Investors prior to the merger. In response to the Staff’s comment, the Company has clarified the disclosure on page 96 and throughout Amendment No. 2 accordingly.

U.S. Securities and Exchange Commission March 12, 2020 Page 4

Market Access and Compliance Platform, page 192

8.	We note your response to comment 20. With a view towards understanding your business model, please briefly disclose the terms of each of the agreements discussed in this section.

Response: The Company has revised the disclosure on pages 192 to 194 of Amendment No. 2 to address the Staff’s comment.

Legal Proceedings, page 202

9.	We note your response to comment 25. Please revise your disclosure relating to this litigation to state, if accurate, that you are unable to provide a meaningful estimate of the possible loss or range of possible loss, including the reasons why. Please also disclose, if accurate, that you do not believe that the outcome of this proceeding will have a material adverse effect on the combined company’s financial condition, although the outcome could be material to the combined company’s operating results for any particular period, depending, in part, upon the operating results for such period. Please also disclose the outcome of the status conference held on January 8, 2020.

Response: The Company has revised the disclosure on page 204 of Amendment No. 2 to address the Staff’s comment.

Index to Financial Statements, page F-1

10.	Please update the financial statements (and associated information in the filing) for all entities in the filing pursuant to Rules 3-12(b) and (d) and 8-08(b) of Regulation S-X as appropriate.

Response: While the Company has revised the disclosure in Amendment No. 2 to update the financial statements and associated information for 2019 for each of DraftKings, SBTech and DEAC to address the Staff’s comment, we respectfully note that the Company has not provided and is unable to provide, the percentage of DraftKings’ Net Revenue in 2019 attributable to Daily Fantasy Sports, Sportsbook and iGaming separately. The information previously provided in the Registration Statement for Sportsbook and iGaming in response to the Staff’s prior comment #21, reflected DraftKings’ initial results from one jurisdiction with these new offerings. As DraftKings has entered additional states in 2019 and rolled out promotions that consumers are able to use across all products (and intends to continue to enter into additional states and increase such promotions in the future), it is unable to accurately allocate promotional expense (contra revenue) by products to arrive at Net Revenue by product. DraftKings continues to view Daily Fantasy Sports, Sportsbook and iGaming as a similar class of product and is focused on acquiring customers onto its platform that has all three offerings.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely yours,

/s/ Joel L. Rubinstein

cc:	Eli Baker, DEAC NV Merger Corp.

R. Stanton Dodge, DraftKings Inc.

Scott Miller, Sullivan & Cromwell LLP